Exhibit 99.115

INTRODUCING PEAK LEAF™ –

NEW CANNABIS BRAND INSPIRED BY THE POWER OF NATURE

CannTrust® expands its recreational line up of liiv, Xscape and Synr.g brands

VAUGHAN, ON, October 10th, 2018 /CNW/ – CannTrust Holdings Inc. (“CannTrust or the “Company,” TSX: TRST), one of Canada’s leading licensed producers and most trusted brands of medical cannabis, today announced (with a week left before legalization) a fourth recreational brand – Peak Leaf – that will be exclusively available in British Columbia.

Come October 17th, BC consumers of legal age will be able to experience a collection of cannabis products inspired by nature. This curated set of strains are rooted in the sights, smells, and sensations of the outdoors. Rich, leafy greens, earthy aromas, and fruity flavours offer a balanced approach to cannabis.

“We are very excited to add Peak Leaf to our lineup of recreational brands set to hit the cannabis market this October. We saw a gap in the BC market for a brand that celebrated our innate connection to nature and think that Peak Leaf will fill this void,” said Brad Rogers, President, CannTrust. “Our focus is on providing a variety of cannabis options, specially curated to meet the needs of all age-legal Canadians. This is another example of how we are living that focused approach and really putting our consumers at the center of everything we do.”

The full line up of dynamic brands launching on October 17 include:

•	Peak Leaf: Nurture with nature, Peak Leaf believes a balanced lifestyle starts with wellness. Discover ways to enhance your mind and body by letting the outside in, because the more we connect with nature, the more we can reconnect with ourselves. Peak Leaf’s five strains will be available in dried flower and pre-rolled joints. www.peakleafcannabis.com

•	liiv: For the educated user who knows what they want, liiv has got what they need to meet their daily challenges head on. liiv features strains already popular with experienced users and provides cannabis products in formats beyond dried flower and pre-rolled joints – oils and capsules – which offer additional flexibility and convenience beyond smoking or vaporizing. www.liivcannabis.com

•	Xscape: Xscape strains are carefully curated for specific experiences, making it easy for consumers to choose the right strains for their adventures. Whether it’s Walk the Dog (perfect for, well, walking the dog) or Flix N Chill (nudge, nudge), Xscape has a strain for that. Xscape helps to eliminate consumer confusion by giving them the reference points they need to guide their imagination and their choices. Xscape products come in dried flower and pre-rolled joints. www.xscapecannabis.com

•	Synr.g: This unique collection of flavour-first strains is great for consumers who like to keep things social. Whether it’s date night, a dinner party or something else entirely, the Synr.g strains have been crafted to enrich every gathering. These sharable products come in dried flower and pre-rolled joints. www.synrgcannabis.com

The brands are poised to stay at the forefront of the recreational cannabis market with the next generation of products already in the pipeline. Future offerings are expected to include single-serve brewing pods and a line of beverage product offerings, including a ready-to-drink sports drink that aids in recovery post-workout. These products are being developed in anticipation of edibles and concentrates becoming legal in 2019.

A Deeper Dive

•	All CannTrust cannabis products are standardized to ensure a consistent product every time.
•	Products are grown in a new, first of its kind, perpetual harvest technology greenhouse that produces flower more efficiently and at better quality levels than indoor facilities of the past.
•	When developing a new strain, CannTrust’s expert cultivation team plants hundreds of seeds, monitoring the plants from seedling through to full flower and selecting only the varieties with terpene levels and the right amount of THC and CBD as the mother plant for all future products.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing standardized cannabis products.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates its 450,000 sq. ft. Niagara Perpetual Harvest Facility. The 600,000 sq. ft. greenhouse expansion has begun and is fully funded. CannTrust’s broad product portfolio is prepared and packaged at the 60,000 sq. ft. manufacturing Centre of excellence in Vaughan, Ontario.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Its product development teams along with its exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. CannTrust supports ongoing patient education about medical cannabis and has a compassionate use program to support patients with financial needs.

For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 29, 2018 and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in CannTrust’s Final Long Form Prospectus could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

For further information, contact: Lauren Douglas

douglas@veritasinc.com or 647-984-8518

Copyright © 2018 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

RELATED LINKS

www.canntrust.ca